Exhibit 99.8

51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

VERSES AI Inc. (the "**Company**" or "**VERSES**")
205 - 810 Quayside Drive
New Westminster, British Columbia V3M 6B9

Item 2 Date of Material Change

March 31, 2023

Item 3 News Release

The news release was disseminated March 31, 2023 disseminated through Globe Newswire and subsequently filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that on March 31, 2022 it had completed the third and final tranche of its non-brokered private placement (the "**Private Placement**") of unsecured convertible debenture units ("**Units**").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On March 31, 2023, the Company raised additional gross proceeds of C$600,000 under the third and final tranche of the Private Placement of Units comprised of Convertible Debentures (as defined herein) and Warrants (as defined herein) through the sale of unsecured convertible debentures of the Company ("**Convertible Debentures**") in the principal amount of C$600,000 and 210,000 detachable warrants ("**Warrants**") to purchase Class A Subordinate Voting shares of the Company ("**Shares**"). Additional details regarding the terms of the Private Placement are detailed in the Company's news release dated February 27, 2023.

Together with proceeds from the first and second tranches of the Private Placement, the Company raised an aggregate of C$7,504,845.30 under the Private Placement. The proceeds from the Private Placement are intended to be used for general working capital purposes. All securities issued pursuant to the Private Placement are and will be subject to a four month hold period from the date of issue.

Under the third tranche of the Private Placement, VERSES paid fees to eligible finders consisting of: (i) C$48,000; and (ii) 34,286 broker warrants (the "**Broker Warrants**"). Each Broker Warrant will entitle the holder thereof to acquire one Share at an exercise price of C$1.00 until August 15, 2025 or on such other terms as required by the Neo Exchange Inc..

The Units were offered to investors as both Canadian dollar denominated units and United States dollar denominated units and as such, the aggregate proceeds from the Private Placement were determined in part by using an exchange rate of USD$1.00:C$1.3583, such rate calculated by

reference to the daily average exchange rates reported by the Bank of Canada on the dates immediately preceding each closing.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

For further information, contact:

Kevin Wilson
Chief Financial Officer
Tel. (323) 868-0514
Email: Kevin.w@verses.io

Item 9 Date of Report

April 13, 2023